


華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

2008 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the "Board") of 華電國際電力股份有限公司 (Huadian Power International Corporation Limited*) (the "Company") hereby announces the unaudited consolidated interim financial results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2008, as prepared in accordance with International Accounting Standard 34 "Interim financial reporting". The Group's interim results for the six months ended 30 June 2008 was unaudited, but they have been reviewed by KPMG, the auditors of the Company, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants. KPMG's unmodified independent review report addressed to the Board is included in the interim report to be sent to the Company's shareholders. The Audit Committee of the Company has also reviewed the 2008 interim financial results of the Group and its relevant financial information.

FINANCIAL AND BUSINESS SUMMARIES

- Power generated amounted to approximately 47.61 million MWh, representing an increase of approximately 64.77% over the corresponding period in 2007;
- On-grid power sold amounted to approximately 44.30 million MWh, representing an increase of approximately 64.59% over the corresponding period in 2007;
- Turnover amounted to approximately RMB13,694 million, representing an increase of approximately 60.38% over the corresponding period in 2007;
- Losses attributable to equity shareholders of the Company amounted to approximately RMB506 million, representing a decrease of approximately 193.17% from the corresponding period in 2007; and

- Losses per share were approximately RMB0.084.

The Board hereby announces the Group's unaudited operating results for the six months ended 30 June 2008 and the comparison between such results and the relevant results of the corresponding period in 2007. Despite the noticeable increase in turnover during the period, the Group recorded losses in the first half of 2008, as the on-grid tariff of the Group has not been adjusted since 2007 till the end of the first half of 2008 while the price of coal purchased by the Group increased substantially due to the nationwide surging coal price. For the six months ended 30 June 2008, turnover of the Group amounted to approximately RMB13,694 million, representing an increase of approximately 60.38% over the corresponding period in 2007; losses attributable to equity shareholders of the Company amounted to approximately RMB506 million, representing a decrease of approximately 193.17% from the corresponding period in 2007. Losses per share were approximately RMB0.084, and net assets per share (excluding minority interests) amounted to approximately RMB2.23.

The Board did not recommend to declare any interim dividend for the six months ended 30 June 2008.

THE GROUP'S POWER GENERATING FACILITIES

The Group is one of the largest listed power-generating group companies in the PRC. As at the date of this announcement, details of the Group's installed capacity are set out as follows:

Power plants/Companies	Installed capacity (MW) (as at the date of this announcement)	Equity interest held by the Company	Combination of generating units	Notes
Zouxian Plant	2,540	100%	2 x 600MW + 4 x 335MW	
Shiliquan Plant *(Note 1)*	740	100%	2 x 300MW + 1 x 140MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Huadian Zouxian Power Generation Company Limited ("Zouxian Company")	2,000	69%	2 x 1,000MW	

Huadian Weifang Power Generation Company Limited ("Weifang Company")	2,000	45%	2 x 670MW + 2 x 330MW	
Huadian Qingdao Power Generation Company Limited ("Qingdao Company") *(Note 1)*	1,200	55%	4 x 300MW	
Huadian Zibo Power Company Limited ("Zibo Company")	433	100%	2 x 145MW + 2 x 71.5MW	
Huadian Zhangqiu Power Generation Company Limited ("Zhangqiu Company")	890	87.5%	2 x 300MW + 2 x 145MW	
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")	930	89.26%	2 x 315MW + 2 x 150MW	
Huadian Laizhou Wind Power Generation Company Limited ("Laizhou Wind Power Company") *(Note 2)*	—	55%	—	40.5MW wind power generating units under construction
Huadian Ningxia Lingwu Power Generation Company Limited ("Lingwu Company")	1,200	65%	2 x 600MW	
Huadian Ningxia Ningdong Wind Power Company Limited ("Ningdong Wind Power Company")	45	100%	30 x 1.5MW	

Sichuan Guangan Power Generation Company Limited ("Guangan Company")	2,400	80%	2 x 600MW + 4 x 300MW	
Sichuan Huadian Luding Hydropower Company Limited ("Luding Hydropower Company")	—	100%	—	Hydropower generating units with 4 x 230MW planned capacity
Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company")	1,320	90%	2 x 660MW	
Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company")	1,200	97%	2 x 600MW	
Anhui Huadian Wuhu Power Generation Company Limited ("Wuhu Company") *(Note 3)*	—	95%	—	1 x 660MW generating unit completed 168-hour trial operation, 1 x 660MW generating unit under construction
Huadian Suzhou Biomass Energy Power Company Limited ("Suzhou Biomass Energy Company") *(Note 3)*	—	78%	—	1 x 12.5MW generating unit completed 72 + 24-hour trial operation, 1 x 12.5MW generating unit under construction

Huadian Inner Mongolia Kailu Wind Power Company Limited ("Kailu Wind Power Company") *(Note 4)*	—	75%	—	49.5 MW wind power generating units under construction
Ningxia Zhongning Power Company Limited ("Zhongning Company")	660	50%	2 x 330MW	
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company")	600	40%	2 x 300MW	
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company")	1,200	40%	2 x 600MW	
Ningxia Power Generation (Group) Company Limited	1,606.2	31.11%	4 x 330 MW + 286.2 MW	286.2MW wind power 4 x 330 MW thermal power
China Huadian Group New Energy Development Company Limited ("Huadian New Energy") *(Note 5)*	171	20%	121.5MW + 49.5MW	wind power
Total installed capacity controlled or invested *(Note 6)*	21,675.2			
Total interested installed capacity *(Note 7)*	16,022.4			
Hangzhou Huadian Banshan Power Generation Company Limited ("Hangzhou Banshan Company") *(Note 8)*	1,435	64%	3 x 390MW + 135MW + 130MW	3 x 390MW gas-fired generating units

Hebei Huadian Shijiazhuang Thermal Power Company Limited ("Shijiazhuang Thermal Power") *(Note 8)*	500	82%	2 x 200MW + 4 x 25MW	2 x 300MW generating units under construction *(Note 9)*
Hebei Huadian Complex Pumping-storage Power Company Limited ("Hebei Hydropower Company") *(Note 8)*	57	100%	1 x 16MW + 2 x 15MW + 1 x 11MW	hydropower
Sichuan Huadian Za-gunao Hydroelectric Development Company Limited ("Za-gunao Hydroelectric Company") *(Note 8)*	228	49%	3 x 46MW + 3 x 30MW	363MW hydropower generating units under construction

Note 1: The Group shut down 280MW generating units of Shiliquan Plant and 49MW generating units of Qingdao Company in May 2008.

Note 2: Laizhou Wind Power Company was incorporated on 30 April 2008, in which the Company holds 55% equity interest, and has been included into the Group's consolidated financial statements since its incorporation.

Note 3: The first 660MW generating unit of phase I of new project of Wuhu Company completed the 168-hour trial operation at full loaded capacity as required by the State on 24 June 2008. The first 12.5MW generating unit of phase I of new project of Suzhou Biomass Energy Company completed the 72+24-hour trial operation at full loaded capacity as required by the State on 1 August 2008.

Note 4: On 11 August 2008, the Company and China Huadian Hong Kong Co., Ltd. ("China Huadian Hong Kong") entered into the Huadian Inner Mongolia Kailu Wind Power Company Limited Joint Venture Contract to establish Kailu Wind Power Company. For details, please refer to the relevant announcement of the Company dated 11 August 2008.

Note 5: On 5 September 2007, the Company entered into an agreement with China Huadian Corporation ("China Huadian") and other companies to establish Huadian New Energy. As at the date of this announcement, the Company holds 20% equity interest in the registered capital of Huadian New Energy.

Note 6: The aggregate total installed capacities of the Company, its subsidiaries, jointly controlled entity and associates as at 30 June 2008, of which the capacity of Ningxia Power Company was aggregated by excluding the capacity of 660MW of Zhongning Company, a jointly controlled entity with 50% equity interest held by Ningxia Power Company.

Note 7: The aggregate proportionate installed capacities of the Company and companies controlled or invested by the Company as at 30 June 2008, based on the respective percentage equity interests held by the Company, of which 31.11% of the 1,219.5MW interested capacity of Ningxia Power Company was included.

Note 8: On 13 February 2008, the Company and China Huadian entered into the Equity Transfer Agreement Regarding the Equity Interests in Hebei Huadian Complex Pumping-storage Power Company Limited, Hebei Huadian Shijiazhuang Thermal Power Company Limited, Hangzhou Huadian Banshan Power Generation Company Limited and Sichuan Huadian Za-gunao Hydroelectric Development Company Limited (collectively referred to as the "Four Power Enterprises") (the "Equity Transfer Agreement"). All terms of the Equity Transfer Agreement had been fulfilled. The equity transfer date of the Four Power Enterprises was 1 July 2008. As at the date of this announcement, the settlement procedures and related audit of the Four Power Enterprises are in progress.

Note 9: The two generating units under construction belong to Hebei Huadian Shijiazhuang Yuhua Thermal Power Company Limited, in which Shijiazhuang Thermal Power holds 60% equity interest.

BUSINESS REVIEW

(1) Power generation

For the six months ended 30 June 2008, the power generated by the Group amounted to approximately 47.61 million MWh, representing an increase of approximately 64.77% over the corresponding period in 2007; on-grid power sold amounted to 44.30 million MWh, representing an increase of approximately 64.59% over the corresponding period in 2007; the average utilization hours of power generating facilities of the Group were 2,597 hours, representing an increase of 372 hours over the corresponding period in 2007; and standard coal consumption for power supplied was approximately 337.36g/KWh, decreased by approximately 6.3g/KWh compared with the corresponding period in 2007.

(2) Turnover

For the six months ended 30 June 2008, the turnover of the Group was approximately RMB13,694 million, representing an increase of approximately 60.38% over the corresponding period in 2007. The revenue from the sale of electricity amounted to approximately RMB13,428 million, representing an increase of approximately 60.67% over the corresponding period in 2007. The revenue from sale of heat amounted to approximately RMB266 million, representing an increase of approximately 46.81% over the corresponding period in 2007.

(3) Operating results

For the six months ended 30 June 2008, the operating profit of the Group was approximately RMB161 million, representing a decrease of approximately 86.52% from the corresponding period in 2007. Losses attributable to the equity shareholders of the Company were approximately RMB506 million, representing a decrease of approximately 193.17% compared with the corresponding period in 2007. Losses per share were approximately RMB0.084.

(4) Construction in progress

All of the Group's projects under construction have been progressing smoothly as scheduled. As at the date of this announcement, a total of 672.5MW generating units of the Group have completed trial operations in 2008, which include the first 660MW generating unit of Wuhu Power Company (in which the Company holds 95% equity interest) completed the 168-hour trial operation at full loaded capacity as required by the State on 24 June 2008, and the first 12.5MW biomass energy generating unit of Suzhou Biomass Energy Company (in which the Company holds 78% equity interest) completed the 72 + 24-hour trial operation at full loaded capacity as required by the State on 1 August 2008.

As at the date of this announcement, the Group's projects under construction include: one 660MW generating unit of Wuhu Company, one 12.5MW biomass energy generating unit of Suzhou Biomass Energy Company, the 40.5MW wind power generating units of Laizhou Wind Power Company, two 300MW generating units of Henan Luohe Phase I Project and the 49.5MW wind power generating units of Yihetala Phase I Project, Tongliao, the Inner Mongolia (excluding projects under construction of the Four Power Enterprises).

(5) Preliminary projects

In the first half of 2008, the Group's preliminary projects progressed smoothly and the Group attained approvals from relevant national or local authorities for the construction of its projects, including the Phase I 2 x 300MW heat-power co-generation project in, Luohe, Henan; Phase I 49.5MW wind power project in Yihetala, Tongliao, the Inner Mongolia; the Phase II 45MW wind power project of Ningdong Wind Power Company and the 300 MW concession project in Beiqinghe, Tongliao, the Inner Mongolia.

Zibo Company also attained approval from the National Development and Reform Commission (the "NDRC") for its 2 x 300MW heat-power co-generation project to start preliminary work. In addition, applications seeking the authorisation for the 2 x 300MW heat-power co-generation project in, Qudong, Henan, the 4 x 230MW hydropower project in Luding, Sichuan and the100MW wind power project in Guyuan, Hebei have been submitted to and are now pending approval from NDRC.

(6) Energy-saving and environment protection projects

In the first half of 2008, the Group continued to strengthen its effort on environmental protection and proactively built itself as a resource-conservation and environment-friendly enterprise. As at the date of this announcement, the Group has strengthened operation management of generating units with an aggregate capacity of 16,490MW for which desulphurisation devices had been installed. Meanwhile, the Group had also carried out desulphurisation technological renovation for the 6 generating units (with total capacity of 1,940MW) of Laicheng Plant and Zouxian Plant. The renovation is in smooth progress, which builds up a favourable image for the Group in environmental protection.

MANAGEMENT DISCUSSION AND ANALYSIS

(1) Macro economy and demand for electricity

According to the statistics of the National Bureau of Statistics of China, in the first half of 2008, the gross domestic product ("GDP") of the PRC amounted to approximately RMB13,061.9 billion, representing an increase of 10.4% from the corresponding period in 2007 based on comparable prices. The growth rate decreased by 1.8 percentage points compared to the corresponding period in last year. Power consumption of the whole society totalled 1,691 million MWh, representing an increase of 11.67% over the corresponding period in 2007, of which the consumption by the primary, secondary, tertiary industries and by urban and rural residents were 41 million MWh, 1,293 million MWh, 164 million MWh and 193 million MWh, representing an increase of 4.95%, 11.13% ,12.28% and 16.51% over the corresponding period in 2007 respectively.

(2) Difficulties and challenges in operation

In the first half of 2008, the surging coal prices, the tight coal supply, together with the ineffective policy for price linkage between coal and electricity, resulted in the Group's first loss since its establishment.

The State strengthened macro-economic control. The tight monetary policy adopted by the State and consecutive interest rate rise contributed to the significant increase in the Group's finance costs.

Declined coal quality has potential impact on the safe and stable operation of the generating units of the Group.

(3) Turnover and operating profit

In the first half of 2008, the turnover of the Group amounted to approximately RMB13,694 million, representing an increase of approximately 60.38% over the corresponding period in 2007. This was mainly due to the increase in the volume of power sold. The Group's operating profit amounted to approximately RMB161 million, representing a decrease of approximately 86.52% from the corresponding period in 2007.

(4) Operating expenses

In the first half of 2008, the operating expenses of the Group amounted to approximately RMB13,534 million, representing an increase of approximately 84.21% over the corresponding period in 2007. This was mainly attributable to the growth in the volume of power generated and the coal price surge.

The major operating expense of the Group was the cost of coal. In the first half of 2008, the cost of coal of the Group was approximately RMB10,227 million, representing an increase of approximately 118.17% over the corresponding period in 2007; the unit coal cost of power generated of the Group was approximately RMB225.3/MWh, representing an increase of approximately 29.98% over the corresponding period in 2007. These were due to the coal price surge and the growth in the volume of power generated.

In the first half of 2008, depreciation and amortization expenses of the Group amounted to RMB1,697 million, representing an increase of approximately RMB408 million or 31.60% over the corresponding period in 2007. This was mainly due to the increase in depreciation cost of the new generating units being put into operation.

In the first half of 2008, major overhaul expenses of the Group amounted to approximately RMB166 million, representing an increase of approximately RMB17.62 million or 11.86% over the corresponding period in 2007. The increase was mainly attributable to the newly installed generating units.

In the first half of 2008, repair and maintenance expenses of the Group amounted to approximately RMB145 million, representing an increase of approximately RMB56.21 million or 63.46% over the corresponding period in 2007, which was mainly attributable to the newly installed generating units and the increase in volume of power generated.

In the first half of 2008, administrative expenses of the Group amounted to approximately RMB393 million, representing an increase of approximately RMB127 million or 47.74% over the corresponding period in 2007. This was mainly due to the increase in the pollution disposal charges, property insurance premium, technical supervision service fee and slag transportation costs for the newly installed generating units and the increase in the land use tax rate.

In the first half of 2008, other operating expenses of the Group amounted to approximately RMB221 million, representing an increase of approximately RMB45.99 million or 26.22% over the corresponding period in 2007. This was mainly due to an increase in fuel oil cost and water expenses, attributable to the newly installed generating units and the increase in power generation and fuel oil price.

(5) Finance costs

For the six months ended 30 June 2008, net finance costs of the Group amounted to approximately RMB1,122 million, representing an increase of approximately 99.91% when compared with the corresponding period in 2007, of which interest expenses (after deducting interest capitalization) amounted to RMB1,223 million, representing an increase of approximately 106.00% over the corresponding period in 2007. This was mainly attributable to the increased proportion of interest charged to income statement after the commissioning of newly installed generating units and the series of interest rate hikes since 2006.

(6) Pledge of assets

As at 30 June 2008, Zouxian Company, Zhangqiu Company, Zibo Company, Guangan Company, Tengzhou Company, Lingwu Company and Suzhou Company, all being subsidiaries of the Company, have pledged their income stream in respect of the sale of electricity or trade debtors for sales of electricity to banks as pledged assets for bank loans amounting to approximately RMB7,821 million.

(7) Indebtedness

As at 30 June 2008, borrowings of the Group amounted to approximately RMB42,541 million, of which loans denominated in US dollars amounted to approximately US$198 million. The short-term debentures amounted to approximately RMB3,546 million. The gearing ratio (that is total liabilities/total assets) was approximately 76.24%.

(8) Contingent liabilities

As at 30 June 2008, Guangan Company, a subsidiary of the Company, provided guarantees to banks for loans granted to its associate, Sichuan Huayingshan Longtan Coal Power Company Limited amounting to RMB110 million; and Zhongning Company, a jointly controlled entity of the Company, provided guarantees to banks for loans granted to Ningxia Power Company amounting to RMB37.50 million. Except for the guarantees mentioned above, the Group did not have any material contingent liabilities.

(9) Cash and cash equivalents

As at 30 June 2008, cash and cash equivalents owned by the Group amounted to approximately RMB2,686 million.

(10) Forecast and explanation for operating results as at the end of the next reporting period

It is expected that the net profit at the end of the next reporting period will decrease materially or even record a loss when compared with last year due to the surging coal price in 2008 and ineffective policy for price linkage between coal and electricity.

(11) Production, operation and safety

In the first half of 2008, equivalent availability factor of the generating units and equivalent forced suspension rate of the Group were 90.4% and 0.77% respectively.

In the first half of 2008, the Group's generating units were operating safely and stably. Weifang Company, Qingdao Company, Laicheng Plant, Tengzhou Company and Zibo Company managed by the Group had recorded continuous safe production over 3,000 days; Zouxian Plant had recorded continuous safe production for over 2,800 days; and Zhangqiu Company had recorded continuous safe production for over 2,000 days, each representing their longest safe production record.

In the first half of 2008, the Group had undertaken major overhauls for 6 generating units and minor overhauls for 16 generating units, representing a planned overhaul rate of 8.79%.

BUSINESS OUTLOOK

Since the beginning of 2008, the Group had experienced unprecedented difficulties in its operation due to surging coal price, tight coal supply and frequent severe natural disasters in the PRC. However, national economy is continuing its steady and rapid growth while demand for electricity remains strong. Therefore, the power industry will maintain its strong growth momentum, thus providing more potential for the Group to generate additional electricity. Recently, the State has launched policy on adjusting electricity price in due course and carried out temporary intervention policy to the prices of electrical coal, which has improved the operation environment of the Group.

In view of the grim operation situation, the major goals of the Group in the second half of 2008 are: to ensure safe and stable operation of the Group's power plants and to generate more electricity; to optimize the combination of the power generated, secure the coal supply and improve the performance rate of the coal contracts; to achieve the Group's production targets for 2008 set at the beginning of the year; to control costs stringently; to speed up the adjustment to optimize the industrial structure of the Group; and to accelerate the exploration in industries such as coal which are related to power generation while optimizing preliminary power source projects and completing project construction in high quality.

The Board did not recommend to declare any interim dividend for the six months ended 30 June 2008.

CONNECTED TRANSACTIONS

Connected transactions, as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"), entered into by the Company during the period from the beginning of the year to the date of this announcement are as follows:

(1) Capital increase in China Huadian Finance Corporation Limited ("Huadian Finance")

On 3 January 2008, to increase the Company's capital contribution in Huadain Finance, the Company and Huadian Finance entered into the Capital Increase Agreement between Huadian Power International Corporation Limited* and China Huadian Finance Corporation Limited, under which the Company will contribute RMB149.19 million for the capital increase. Upon completion of the capital increase, the Company will be interested in approximately 20.46% of the enlarged registered capital of the Huadian Finance, which shall increase from RMB800 million to RMB1,390 million.

As for details, please refer to the announcement of the Company dated 7 January 2008.

(2) Capital increase in Huadian New Energy

On 3 January 2008, the Company, China Huadian, Huadian Energy Corporation Limited ("Huadian Energy"), Guizhou Wujiang Hydropower Development Company Limited ("Guizhou Hydropower") and China Huadian Engineering (Group) Company Limited ("Huadian Engineering") entered into the Capital Increase Agreement of China Huadian Group New Energy Development Company Limited, pursuant to which China Huadian, the Company, Huadian Energy, Guizhou Hydropower and Huadian Engineering agreed to increase their capital contribution in Huadian New Energy, and the Company had contributed RMB59.61 million for the capital increase. Upon completion of the capital increase, the Company remains interested in approximately 20% of the registered capital of Huadian New Energy, which increased from RMB200 million to RMB498.03 million.

As for details, please refer to the announcement of the Company dated 7 January 2008.

(3) Acquisition of equity interests in Four Power Enterprises from China Huadian

On 13 February 2008, the Company and China Huadian entered into the Equity Transfer Agreement, pursuant to which China Huadian has agreed to sell and the Company has agreed to acquire the equity interests of the Four Power Enterprises held by China Huadian, including 64% equity interests in Huangzhou Banshan Company in Zhejiang Province, 82% equity interests in Shijiazhuang Thermal Power Company in Hebei Province, 100% equity interests in Hebei Hydropower Company in Hebei province and 49% equity interests in Za-gunao Hydroelectric Company in Sichuan Province. The total installed capacity and interested installed capacity are 2,220MW and 1,497.1MW respectively. The consideration amounted to approximately RMB2,048 million. The acquisition was approved by the independent shareholders at the extraordinary general meeting ("EGM") held on 13 May 2008 and by State-Owned Asset Supervision and Administration Commission of the State Council.

As for details, please refer to the announcement of the Company dated 13 February 2008, the circular of the Company dated 25 March 2008, the supplemental circular of the Company dated 25 April 2008 and the announcement of voting results of EGM of the Company dated 13 May 2008.

All terms of the Equity Transfer Agreement between the Company and China Huadian have been fulfilled. Pursuant to the Equity Transfer Agreement, the equity transfer date was 1 July 2008. At as the date of this announcement, the settlement procedures and relevant audit of the Four Power Enterprises are in progress.

(4) Continuing connected transactions with Huadian Coal Industry Group Company Limited ("Huadian Coal")

On 14 April 2008, the Company and Huadian Coal entered into an agreement, pursuant to which the Company appointed Huadian Coal to provide management and co-ordination services in relation to procurement of coal in the PRC for a total annual service fee not exceeding RMB56.00 million for 2008. The Company has entered into a similar coal procurement service agreement in 2007 with Huadian Coal.

As for details, please refer to the announcement of the Company dated 14 April 2008.

The Company's independent non-executive directors have reviewed the continuing connected transaction and confirmed that:

(a) the transaction was entered into by the Company in the ordinary and usual course of the Company's business;

(b) the terms of the agreement governing the transaction are no less favourable than those generally available from the independent third party service providers with similar coal procurement scale under similar services; and

(c) the transaction was conducted under normal commercial terms which are fair and reasonable and in the interests of the Company and its shareholders as a whole.

(5) Coal purchase framework agreement with Yanzhou Coal Mining Company Limited ("Yanzhou Coal")

The Company has been purchasing coal from Yanzhou Coal for power generation by Zouxian Plant and other subsidiaries of the Company on a continuing basis. In order to regulate the purchase of coal by the Company, the Company and Yanzhou Coal entered into a coal purchase framework agreement on 23 April 2008 (the "Coal Purchase Framework Agreement").

The proposed annual caps will not exceed RMB6 billion, RMB8 billion and RMB8 billion respectively for the period from the date of the Coal Purchase Framework Agreement to 31 December 2008 and for the two financial years ending 31 December 2010.

As for details, please refer to the announcement of the Company dated 23 April 2008 and the circular of the Company dated 14 May 2008.

The Company's independent non-executive directors have reviewed the continuing connected transaction and confirmed that:

(a) the transaction was entered into by the Company in the ordinary and usual course of the Company's business;

(b) the terms of the agreement governing the transaction are no less favourable than those generally available from the independent third party providers with similar coal supply; and

(c) the transaction was conducted under normal commercial terms which are fair and reasonable and in the interests of the Company and its shareholders as a whole.

(6) Financial services agreement with Huadian Finance

On 25 April 2008, the Company and Huadian Finance entered into a financial services agreement, pursuant to which Huadian Finance has agreed to provide the Group with deposit services, settlement services, loan services and other financial services subject to the terms and conditions provided therein.

The financial services agreement took effect upon the approval of independent shareholders at the annual general meeting ("AGM") held on 30 June 2008.

As for details, please refer to the announcement of the Company dated 25 April 2008, the circular of the Company dated 14 May 2008 and the announcement of the Company dated 30 June 2008.

The Company's independent non-executive directors have reviewed the continuing connected transaction and confirmed that:

(a) the transaction was entered into by the Company in the ordinary and usual course of the Company's business;

(b) the terms of the agreement governing the transaction are no less favourable than those generally available from the independent third party service providers with similar financial service scale under similar services; and

(c) the transaction was conducted under normal commercial terms which are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Contract with China Huadian Hong Kong

On 11 August 2008, the Company and China Huadian Hong Kong entered into the Huadian Inner Mongolia Kailu Wind Power Company Limited Joint Venture Contract to establish Kailu Wind Power Company. Upon completion of the transactions contemplated under the contract, the Company and China Huadian Hong Kong will be interested in 75% and 25%, respectively, of the registered capital of the Kailu Wind Power Company. The registered capital and the total investment of Kailu Wind Power Company amount to RMB169.98 million and RMB485.64 million respectively and the Company will contribute RMB127.485 million. Kailu Wind Power Company will initially be engaged in the construction and operation of the 49.5 MW Phase I Inner Mongolia Tongliao Yihetala Wind Power Project.

As for details, please refer to announcement of the Company dated 11 August 2008.

SIGNIFICANT EVENTS

(1) Issue of the first and the second tranche of short-term debentures for 2008

Pursuant to the Management Measures on Short-term Debentures and relevant regulations of the People's Bank of China, the Company publicly issued the first and second tranche of short-term debentures for 2008 in the PRC interbank debenture market on 17 March 2008. The total issuing amount of these two tranches of short-term debenture is RMB3.5 billion, of which, RMB1 billion was from the first tranche with a maturity period of 273 days and with par value of RMB100 each and a coupon rate of 5.38% and RMB2.5 billion was from the second tranche with a maturity period of 365 days and with par value of RMB100 each and a coupon rate of 5.45%. As for details, please refer to the announcement of the Company dated 18 March 2008.

(2) Bonds with warrants

At the Company's EMG held on 13 May 2008, the Board was authorized to issue bonds with warrants with an amount of not more than RMB5.3 billion and not more than 53 million certificates of bonds with warrants to the institutional investors and the public investors within the PRC. As at the date of this announcement, the plan of issuance has been submitted to China Securities Regulatory Commission and is in the process of review. As for details, please refer to the announcement of the Company dated 13 February 2008, the circular of the Company dated 25 March 2008 and the announcement regarding voting results of EGM of the Company dated 13 May 2008.

(3) Re-election of directors and supervisors

The 3-year term of the fourth session of the Board and Supervisory Committee of the Company expired. The office term of the new Board and Supervisory Committee is 3 years. Members of the new Board are Mr. Yun Gongmin, Mr. Chen Feihu, Mr. Meng Fanli, Mr. Chen Jianhua, Ms. Wang Yingli, Mr. Chen Bin, Mr. Zhong Tonglin, Mr. Chu Yu, Mr. Zhao Jinghua, Mr. Ding Huiping, Mr. Wang Chuanshun and Mr. Hu Yuanmu. Members of the new Supervisory Committee are Mr. Li Xiaopeng, Mr. Peng Xingyu and Ms. Zheng Feixue.

As for details, please refer to the AGM notice and the circular of the Company dated 14 May 2008, the supplementary notice of AGM of the Company dated 16 June 2008 and the announcement of the voting results of the AGM of the Company dated 30 June 2008.

(4) Increase in on-grid electricity tariffs

According to a notice issued by the NDRC, the on-grid electricity tariffs of power grids located in Eastern China, Northern China, Central China, North-western China, North-eastern China and Southern China were adjusted accordingly with effect from 1 July 2008, in order to ease the production and operation difficulties of power generation enterprises, secure power supply and promote conservation of resources. The average on-grid electricity tariffs (inclusive of value-added tax) of the Group increased by RMB17.14/MWh, representing an increase of approximately 4.77% (calculated on the weighted average capacity). As for details, please refer to the announcement of the Company dated 2 July 2008.

In addition, according to a notice issued by the NDRC, in order to ease the production and operation difficulties of thermal power generation enterprises and to secure normal power supply and orderly production, the State decides to reasonably increase the on-grid electricity tariffs of thermal power generation enterprises with effect from 20 August 2008. Upon the second tariff adjustment, the average on-grid tariffs (inclusive of value-added tax) of the Group increased by RMB22.59/MWh, representing an increase of approximately 5.78% (calculated on the weighted average capacity). As for details, please refer to the announcement of the Company dated 20 August 2008.

Shareholder's Meetings

The amendments to the Articles of Association of the Company and the Code on Shareholder's Meetings were approved by shareholders at the AGM held on 30 June 2008. For details, please refer to the announcement of the Company dated 13 May 2008, the circular of the Company dated 14 May 2008 and the announcement of the voting results of the AGM of the Company dated 30 June 2008.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

For the six months ended 30 June 2008, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued securities ("securities" having the meaning as ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules).

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 30 June 2008, the Group deposits placed with financial institutions or other parties did not include any designated or trust deposits, or any material time deposits which could not be collected by the Group upon maturity.

MATERIAL LITIGATION

For the six months ended 30 June 2008, the Group was not involved in any material litigation or arbitration. In addition, as at 30 June 2008, no litigation or claim of material importance was known to the directors of the Company to be pending or threatened by or against the Group.

AUDIT COMMITTEE

The unaudited financial statements for the six months ended 30 June 2008 prepared under International Accounting Standard 34 "Interim Financial Reporting" were reviewed by the Company's audit committee.

CORPORATE GOVERNANCE PRACTICES

The Company has adhered to the corporate governance and pressed ahead to innovate management. In strict compliance with the PRC Company Law, the PRC Securities Law, the Listing Rules of Shanghai Stock Exchange, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and relevant provisions promulgated by domestic and overseas securities regulatory institutions, the Company has improved the structure of corporate governance, enhanced the level of the Company's governance and endeavored to realize a harmonious development between the Company's growth and the interest of its shareholders. By running a transparent and standardized operation, the Company continues to establish and improve all internal regulations and systems of the Company and foster initiatives to bring the entire governance of the Company to a higher level. As approved by the second meeting of the fifth session of the Board, the Company formulated the "Special System of Anti-appropriation of Funds of Listed Company by Substantial Shareholders and Related Parties of HDPI revised the "Management Rules on Information Disclosure of HDPI" and "Management of Raised Proceeds of HDPI". According to the report named "Top 100 Listed Companies in the PRC with Best Governance in 2008" jointly issued by the Corporate Governance Research Centre of the Institute of World Economics & Politics of Chinese Academy of Social Sciences, Executive Examination and Research Centre of China National School of Administration and Protiviti Inc., the Company ranked 9 in the evaluation of corporate governance in 2008 among the PRC listed companies.

The codes on corporate governance practices adopted by the Company include, but are not limited to, its Articles of Association, Rules of Procedures of Audit Committee, Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee, etc..

The Board has reviewed the relevant requirements prescribed under the codes on corporate governance practices adopted by the Company and its actual operations, and has taken the view that the corporate governance practices adopted by the Company during the first half of 2008 have met the requirements under the code provisions in the Code on Corporate Governance Practices as contained in Appendix 14 to the Listing Rules and there was no deviation from such provisions.

By order of the Board
Huadian Power International Corporation Limited*
Yun Gongmin
Chairman

Beijing, the PRC
28 August 2008

As at the date of this announcement, the members of the Board of the Company are:

Yun Gongmin (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Meng Fanli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Chu Yu (Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Ding Huiping (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

* *For identification purpose only*

I. SUMMARY OF FINANCIAL INFORMATION IN UNAUDITED INTERIM FINANCIAL REPORT PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The consolidated financial information set out below is extracted from the unaudited interim financial report prepared under IFRS of the Group as set out in its 2008 interim report

Consolidated income statement

for the six months ended 30 June 2008 (unaudited)
(Expressed in Renminbi)

	Note	Six months ended 30 June 2008 RMB'000	Six months ended 30 June 2007 RMB'000
Turnover	2	**13,694,353**	8,538,701
Operating expenses			
Coal consumption		**(10,226,643)**	(4,828,048)
Depreciation and amortisation		**(1,697,310)**	(1,289,775)
Major overhaul expenses		**(166,268)**	(148,645)
Repairs and maintenance		**(144,780)**	(88,573)
Personnel costs		**(571,894)**	(458,351)
Administrative expenses		**(392,956)**	(265,985)
Sales related taxes		**(112,473)**	(92,306)
Other operating expenses		**(221,398)**	(175,412)
		(13,533,722)	(7,347,095)
Operating profit		**160,631**	1,191,606
Investment income		**18,731**	—
Other net income		**113,745**	16,689
Net finance costs	3	**(1,122,468)**	(561,479)
Share of (losses) less profits of associates		**(533)**	39,881
Share of profit of a jointly controlled entity		**21,046**	25,671
(Loss)/profit before taxation	4	**(808,848)**	712,368
Income tax credit/(charge)	5	**228,848**	(2,018)
(Loss)/profit for the period		**(580,000)**	710,350
Attributable to:			
Equity shareholders of the Company		**(506,323)**	543,451
Minority interests		**(73,677)**	166,899
(Loss)/profit for the period		**(580,000)**	710,350
Basic and diluted (losses)/earnings per share	7	**RMB(0.084)**	RMB0.090

as at 30 June 2008 (unaudited)
(Expressed in Renminbi)

	Note	At 30 June 2008 RMB'000	At 31 December 2007 RMB'000
Non-current assets			
Property, plant and equipment		**50,835,791**	52,434,812
Construction in progress		**10,085,092**	6,062,608
Lease prepayments		**873,216**	880,850
Intangible assets		**44,431**	44,431
Interest in associates		**1,744,988**	1,700,821
Interest in jointly controlled entity		**215,654**	218,228
Other investments		**145,539**	145,539
Investment deposit		**1,044,455**	—
Deferred tax assets		**229,929**	76,184
		65,219,095	61,563,473
Current assets			
Inventories		**1,167,501**	649,780
Deposits, other receivables and prepayments		**948,575**	367,749
Trade debtors and bills receivable	8	**2,101,568**	1,962,311
Tax recoverable		**43,778**	16,868
Restricted deposits		**28,214**	19,950
Cash and cash equivalents		**2,685,606**	1,373,289
		6,975,242	4,389,947
Current liabilities			
Bank loans		**11,596,700**	9,360,707
Loans from shareholders		**800,000**	—
State loans		**9,848**	10,095
Other loans		**1,035,449**	1,873,362
Short-term debenture payables		**3,546,462**	3,985,759
Amount due to holding company		**16,130**	16,080
Trade creditors and bills payable	9	**5,424,506**	6,486,646
Other payables		**2,466,698**	2,380,865
Tax payable		**1,710**	107,686
		24,897,503	24,221,200
Net current liabilities		**(17,922,261)**	(19,831,253)
Total assets less current liabilities		**47,296,834**	41,732,220

	Note	At 30 June 2008 RMB'000	At 31 December 2007 RMB'000
Non-current liabilities			
Bank loans		**26,437,115**	20,620,128
Loans from shareholders		**1,235,000**	1,235,000
State loans		**53,150**	60,732
Other loans		**1,374,181**	635,640
Deferred government grants		**256,926**	214,988
Deferred income		**98,757**	81,163
Deferred tax liabilities		**688,377**	741,887
		30,143,506	23,589,538
Net assets		**17,153,328**	18,142,682
Capital and reserves			
Share capital		**6,021,084**	6,021,084
Reserves		**7,393,200**	8,278,735
Total equity attributable to equity shareholders of the Company		**13,414,284**	14,299,819
Minority interests		**3,739,044**	3,842,863
Total equity		**17,153,328**	18,142,682

Notes to the unaudited interim financial report

(Expressed in Renminbi)

1 Basis of preparation

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board ("IASB"). It was authorised for issuance on 28 August 2008.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

In preparing this interim financial report, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2007.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2007 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRS promulgated by the IASB. IFRS includes all applicable IFRS, IAS and related interpretations.

IASB has issued a number of new and revised IFRS that are effective or available for early adoption for accounting periods beginning on or after 1 January 2008. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group's annual financial statements for the year ending 31 December 2008, on the basis of IFRS currently in issue, which directors believe, do not have a significant impact on the Group's prior year financial position and results of operations.

The IFRS that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2008 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim financial report. Therefore the policies that will be applied in the Group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report. The Group has not applied any new standards or interpretations that are not yet effective for the current accounting period.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2007 annual financial statements.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity", issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included in the interim report to be sent to shareholders.

The financial information relating to the financial year ended 31 December 2007 that is included in the interim financial report as being previously reported information does not constitute the Company's annual financial statements prepared under IFRS for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31 December 2007 are available from the Company's legal office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 25 March 2008.

2 Turnover

Turnover represents the sale of electricity and heat, net of value added tax. Components of the Group's turnover are as follows:

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Sale of electricity	**13,427,544**	8,356,965
Sale of heat	**266,809**	181,736
	13,694,353	8,538,701

3 Net finance costs

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Interest on bank and other loans	**1,413,139**	962,452
Less: Interest capitalised	**(190,061)**	(368,739)
Net interest expenses	**1,223,078**	593,713
Less: Interest income	**(11,107)**	(3,799)
Net foreign exchange gain	**(89,503)**	(37,171)
Net loss on derivative financial instruments	**—**	8,736
Net finance costs	**1,122,468**	561,479

The interest costs have been capitalised at an average rate of 6.53% per annum (six months ended 30 June 2007: 5.62%) for construction in progress.

4 (Loss)/profit before taxation

(Loss)/profit before taxation is arrived at after charging/(crediting):

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Cost of inventories	**10,615,658**	5,139,497
Amortisation of intangible assets and lease prepayments	**19,010**	16,606
Depreciation	**1,678,300**	1,273,169
Dividend income	**(18,731)**	—
Share of associates' taxation	**10,786**	7,327
Share of jointly controlled entity's taxation	**7,968**	7
Profit on sale of property, plant and equipment	**(74,824)**	(5)

5 Income tax

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Current tax		
Charge for the PRC enterprise income tax for the period	**3,965**	136,130
(Over)/under-provision in respect of previous years	**(25,558)**	3,829
	(21,593)	139,959
Deferred tax		
Deferred tax credit	**(227,032)**	(137,941)
Under-provision in respect of previous years	**19,777**	—
	(207,255)	(137,941)
Income tax (credit)/charge	**(228,848)**	2,018

The charge for PRC enterprise income tax is calculated at the statutory rate of 25% (six months ended 30 June 2007: 33%) on the estimated assessable profits of the Group for the six months ended 30 June 2008 determined in accordance with relevant enterprise income tax rules and regulations, except for certain subsidiaries of the Company which are tax exempted or taxed at a preferential rate of 15%.

On 16 March 2007, the Tenth National People's Congress ("NPC") plenary session passed the enterprise income tax law ("New Tax Law") that imposes a single uniform income tax rate of 25% for most enterprises. According to the New Tax Law, except for a subsidiary of the Company which enjoys a preferential rate of 15% until 2010 and a subsidiary of the Company which is entitled to a tax holiday until 2009 followed by two years of 50% reduction in income tax payable, the Group's applicable income tax rate is changed from 33% to 25% since 1 January 2008.

6 Dividends

(a) **Dividends attributable to the interim period:**

The directors do not recommend the payment of any interim dividend for the six months ended 30 June 2008 (six months ended 30 June 2007: RMB Nil).

(b) **Dividends attributable to the previous financial year, approved and paid during the interim period:**

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
Final dividend in respect of the financial year ended 31 December 2007, approved during the following interim period, of RMB0.062 per share (year ended 31 December 2006: RMB0.062 per share)	**373,307**	373,307

No dividend was paid during the six months period ended 30 June 2008 (six months ended 30 June 2007: RMB134 million).

7 (Losses)/earnings per share

(a) Basic (losses)/earnings per share

The calculation of basic (losses)/earnings per share is based on the loss attributable to ordinary equity shareholders of the Company for the six months ended 30 June 2008 of RMB506,323,000 (six months ended 30 June 2007: profit attributable to ordinary equity shareholders of the Company RMB543,451,000) and the number of shares in issue during the six months ended 30 June 2008 of 6,021,084,200 (six months ended 30 June 2007: 6,021,084,200).

(b) Diluted (losses)/earnings per share

There were no dilutive potential ordinary shares in existence during the six months ended 30 June 2007 and 2008.

8 Trade debtors and bills receivable

	At 30 June 2008 *RMB'000*	At 31 December 2007 *RMB'000*
Trade debtors and bills receivable for sale of electricity	**2,062,163**	1,931,327
Trade debtors and bills receivable for sale of heat	**62,496**	49,054
Trade debtors and bills receivable for other operations	**—**	5,021
	2,124,659	1,985,402
Less: Allowance for doubtful debts	**(23,091)**	(23,091)
	2,101,568	1,962,311

Receivables from sale of electricity are due within 30 days from the date of billing. Receivables from sale of heat are due within 90 days from the date of billing.

The ageing analysis of trade debtors and bills receivable is as follows:

	At 30 June 2008 *RMB'000*	At 31 December 2007 *RMB'000*
Current	**2,055,878**	1,926,609
Within one year	**20,019**	12,611
Between one and two years	**2,580**	506
Between two and three years	**7,188**	6,682
More than three years	**15,903**	15,903
Amount past due	**45,690**	35,702
	2,101,568	1,962,311

9 Trade creditors and bills payable

All of the trade and bills payable are expected to be settled within one year.

II. SUMMARY OF FINANCIAL INFORMATION IN UNAUDITED FINANCIAL STATEMENTS PREPARED UNDER THE CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERISES (2006) ("CAS (2006)")

The consolidated financial information set out below is extracted from the unaudited consolidated financial statements prepared under CAS (2006) of the Group as set out in its 2008 interim report

Consolidated balance sheet

as at 30 June 2008 (unaudited)

(Expressed in Renminbi'000)

	30 June 2008	31 December 2007
ASSETS		
Current assets		
Cash at bank and on hand	**2,713,820**	1,393,239
Bills receivable	**185,310**	271,011
Trade receivables	**1,916,258**	1,691,300
Prepayments	**541,384**	260,973
Other receivables	**150,370**	21,947
Inventories	**1,167,501**	649,780
Total current assets	**6,674,643**	4,288,250
Non-current assets		
Long-term equity investments	**2,106,181**	2,064,588
Investment deposit	**1,044,455**	—
Fixed assets	**50,835,119**	52,433,054
Construction in progress	**6,096,913**	3,779,818
Construction materials	**318,122**	612,641
Construction and construction material prepayments	**3,639,371**	1,639,463
Intangible assets	**767,591**	772,226
Goodwill	**37,511**	37,511
Deferred tax assets	**423,107**	125,643
Total non-current assets	**65,268,370**	61,464,944
Total assets	**71,943,013**	65,753,194

(Expressed in Renminbi'000)

	30 June 2008	31 December 2007
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term loans	**10,466,465**	9,524,192
Bills payable	**1,326,588**	2,345,934
Trade payables	**4,097,918**	4,140,712
Wages payable	**35,738**	95,652
Taxes payable	**(89,680)**	337,613
Other payables	**2,237,881**	1,969,669
Short-term debenture payables	**3,546,462**	3,985,759
Long-term loans due within one year	**2,975,532**	1,719,972
Total current liabilities	**24,596,904**	24,119,503
Non-current liabilities		
Long-term loans	**29,099,446**	22,551,500
Special payables	**6,250**	—
Deferred tax liabilities	**850,679**	759,728
Other non-current liabilities	**171,463**	112,708
Total non-current liabilities	**30,127,838**	23,423,936
Total liabilities	**54,724,742**	47,543,439

as at 30 June 2008 (unaudited) (continued)
(Expressed in Renminbi'000)

	30 June 2008	31 December 2007
Shareholders' equity		
Share capital	**6,021,084**	6,021,084
Capital reserve	**2,056,001**	2,061,906
Surplus reserves	**1,472,609**	1,472,609
Retained profits	**3,899,092**	4,780,035
Total equity attributable to equity shareholders of the Company	**13,448,786**	14,335,634
Minority interests	**3,769,485**	3,874,121
Total shareholders' equity	**17,218,271**	18,209,755
Total liabilities and shareholders' equity	**71,943,013**	65,753,194

Consolidated income statement
for the six months ended from
1 January 2008 to 30 June 2008 (unaudited)
(Expressed in Renminbi'000)

	six months ended 30 June	
	2008	2007
Turnover	**13,754,817**	8,575,132
Less: Cost of sales	**(13,043,059)**	(6,967,588)
Sales taxes and surcharges	**(113,017)**	(92,492)
Administrative expenses	**(411,005)**	(278,355)
Finance expenses	**(1,122,468)**	(561,479)
Add: Investment income	**39,244**	66,292
Including: investment income from associates and jointly controlled entity	**20,513**	66,292
Operating (loss)/profit	**(895,488)**	741,510
Add: Non-operating income	**89,899**	1,494
Less: Non-operating expenses	**(4,647)**	(924)
Total (loss)/profit	**(810,236)**	742,080
Less: Income tax	**228,106**	(7,455)
Net (loss)/profit	**(582,130)**	734,625
Including: net (loss)/profit attributable to equity shareholders of the Company	**(507,636)**	565,421
minority interests	**(74,494)**	169,204
(Losses)/earnings per share *(RMB)*:		
Basic (losses)/earnings per share	**(0.084)**	0.094
Diluted (losses)/earnings per share	**(0.084)**	0.094

III. RECONCILIATION OF THE FINANCIAL STATEMENTS PREPARED UNDER CAS (2006) AND IFRS

(1) Effects of major differences between the CAS (2006) and IFRS on net profit are analysed as follows:

		Six months ended 30 June	
		2008	2007
	Note	***RMB'000***	*RMB'000*
Amount under CAS (2006)		**(582,130)**	734,625
Adjustments:			
Business combination involving entities under common control	(a)	**(4,085)**	(35,015)
Government grants	(b)	**5,473**	5,303
Taxation impact of the adjustments		**742**	5,437
Total		**2,130**	(24,275)
Amount under IFRS		**(580,000)**	710,350

(2) Effects of major differences between CAS (2006) and IFRS on shareholders' equity are analysed as follows:

	Note	**30 June 2008** *RMB'000*	31 December 2007 *RMB'000*
Amount under CAS (2006)		**17,218,271**	18,209,755
Adjustments:			
Business combination involving entities under common control	(a)	**143,903**	147,988
Government grants	(b)	**(177,970)**	(183,443)
Taxation impact of the adjustments		**(30,876)**	(31,618)
Total		**(64,943)**	(67,073)
Amount under IFRS		**17,153,328**	18,142,682

Notes:

(a) According to the accounting policies adopted in the Group's financial statements prepared under IFRS, assets and liabilities acquired by the Group during business combination, irrespective of whether such business combination is involving entities under common control or not, are measured at the fair value of identifiable assets and liabilities of the acquiree at the date of acquisition. In preparing the consolidated financial statements, the respective financial statements of subsidiaries are adjusted based on the fair value of individual identifiable assets and liabilities at the date of acquisition. The excess of purchase consideration paid by the Company over its share of fair value of identifiable net assets of the acquired was recognised as goodwill.

In accordance with CAS (2006), assets and liabilities acquired by the Group in business combination involving entities under common control are measured at their carrying value at the date of combination. Consolidated financial statements are prepared based on the financial statements of the Company and subsidiaries. The excess of carrying value of purchase consideration paid by the Company over its share of carrying value of identifiable net assets of the acquiree for business combination involving entities under common control reduces the share premium of capital reserve or retained earnings. There are differences for business combination involving entities under common control under CAS (2006) and IFRS.

In addition, according to CAS (2006), in preparing consolidated financial statements, the opening balances as well as the comparative figures of the financial statements should be adjusted as if the current structure and operations resulting from the acquisitions had been in existence since prior periods in respect of business combination involving entities under common control. Accordingly, the capital reserve was adjusted for its increase in net assets due to business combination.

(b) According to IFRS, conditional government grants should be first recorded in long-term liabilities and amortised to profit or loss using the straight line method over the useful lives of the relevant assets after fulfilling the requirements from the government in respect of the construction projects.

According to CAS (2006), government grants related to assets (required to be recorded in capital reserve pursuant to the relevant government notice) are not recognised as deferred income.

END